EXHIBIT 21
WOODWARD GOVERNOR COMPANY
SUBSIDIARIES OF THE REGISTRANT

Woodward Governor Nederland B.V.
Hoofddorp, The Netherlands

Woodward Governor (U.K.) Limited
Reading, England

Woodward Governor GmbH
Lucerne, Switzerland and
Hoofddorp, The Netherlands

Woodward Governor (Japan) Ltd.
Tomisato, Chiba, Japan and Kobe, Japan

Woodward Governor (Reguladores) Limitada
Campinas, Sao Paulo, Brazil

Woodward Governor (Quebec) Inc.
Montreal, Quebec, Canada

Woodward Governor France S.A.R.L.
Venissieux, France

Woodward Governor Asia/Pacific PTE. LTD.
Singapore, Republic of Singapore

Woodward Governor Poland, Limited
Warsaw, Poland

Woodward Governor Germany GmbH
Aken, Germany

Woodward HSC, Inc.
Buffalo, New York

Woodward Governor de Mexico S.A. de C.V.
Mexico City, Mexico

Woodward Governor Company (New Zealand) Limited
Christchurch, New Zealand

Woodward Governor India PTE. LTD.
Ballabgarh, India

Woodward Aircraft Controls Prestwick, Inc.
Prestwick, Scotland

Woodward Foreign Sales Corporation
St. Thomas, U.S. Virgin Islands

Baker Electrical Products, Inc.
Memphis, MI

Woodward FST, Inc.
Zeeland, MI

Woodward Tianjin Controls Company Limited
Tianjin, China